As filed with the Securities and Exchange Commission on June 23, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 1

NexPoint Capital, Inc.

(Name of Subject Company (Issuer))

NexPoint Capital, Inc.

(Name of Filing Person (Issuer))

Common stock, par value $0.001

(Title of Class of Securities)

65341M 102

(CUSIP Number of Securities)

Dustin Norris

NexPoint Capital, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone: (972) 934-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Jon-Luc Dupuy

K&L Gates, LLP

1 Congress St., Suite 2900

Boston, MA 02114

Telephone: (617) 261-3146

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $162.73	Filing Party: NexPoint Capital, Inc.
Form or Registration No.: Schedule TO	Date Filed: May 16, 2025

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

ITEMS 1 THROUGH 9 AND ITEM 11.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by NexPoint Capital, Inc., a Delaware corporation (the “Company”), on May 16, 2025, relating to the Company’s offer to purchase for cash up to 2.5% of its outstanding shares of common stock, $0.001 par value (the “Stock”), upon the terms and conditions set forth in the Offer to Purchase dated May 16, 2025 (the “Offer to Purchase”) and in the Company’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(ii) and (a)(1)(i) to Schedule TO, respectively. The price to be paid for the Stock in cash will be an amount per Share, net to the seller in cash, (i) not less than the net asset value per Share (the “NAV Per Share”) of the Company’s Stock (as determined in good faith by the investment adviser of the Company, in its sole discretion) next calculated following the Expiration Date (as defined in the Offer) (date of repurchase) and (ii) not more than 2.5% greater than the NAV Per Share as of such date, plus any unpaid dividends accrued through the Expiration Date, or such later date to which the Offer is extended, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Amendment.

ITEM 10.

Not applicable.

ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On June 20, 2025, the Company issued a press release announcing the final results of the Offer, which expired at 4:00 p.m., New York City time, on June 17, 2025. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(5)(ii)	Press Release issued on June 20, 2025.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NexPoint Capital, Inc.

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Treasurer, Principal Accounting Officer and Principal Financial Officer

Dated as of: June 23, 2025

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(ii)	Press Release issued on June 20, 2025.